

Patrick Martin · 3rd in

Experienced Leader in Governance, Finance, Corporate Relations, and Higher Education

Baton Rouge, Louisiana, United States · 500+ connections ·

Contact info

Louisiana State University

Louisiana State University, Paul M. Hebert Law Cente

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I'm proud to have a played a leadership role for LSU in bringir about this tremendous development. We put together a phenomenal team, from our partners with LSU Foundation, ou project advisors at Brailsford & Dunlavey, Inc. and CSRS, our…

RISE's Nicholson Gateway Project Picks up Innovator Awar • RISE: A Real Estate Company

risere.com • 3 min read

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Experience

Louisiana State University

15 yrs 6 mos

Assistant Vice President for Real Estate, Public Partnerships, & Compliance
Full-time
Nov 2016 – Present · 4 yrs 4 mos
Baton Rouge, Louisiana Area

★ Promoted multiple times over 15 years with LSU, currently overseeing real estate transactions, contracts, long-term financing mechanisms, and compliance issues, with a focus on improving revenue while avoiding or reducing costs.

★ Accountable for an annual operating budget of $200K, as well as individual budgets for development projects as high as $235MM. Leads a 12-person department with two direct reports.

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Nicholson Gateway Project Summary for...

Deputy Administrator & Counsel - LSU First Higher Education Health Plan
Part-time
Aug 2012 – 2018 · 6 yrs
Baton Rouge, LA

★ Administered the university's health plan for faculty members and staff, leading budget planning and management for a self-insured plan covering over 20,000 lives with over $118M in annual revenue.

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Director of Policy Review and Project Coordination, Office of Finance & Administration
Full-time
Jun 2012 – Oct 2016 · 4 yrs 5 mos

★ Advised the Executive Vice President and Chief Financial Officer, influencing key strategic decisions impacting Finance & Administration.

★ Led or contributed to major projects and initiatives involving stakeholders from t ...see more

Attorney
Full-time
Sep 2005 – May 2012 · 6 yrs 9 mos

★ Provided legal and policy analysis and guidance to the Board of Supervisors, President, and senior university leaders. Also provided legal guidance to the Internal Audit department.

★ Examined the business, financial, and legal terms of all major agreements submi ...see more

Board Member
Moxey
Jul 2020 – Present · 8 mos

Moxey is a community of thousands of business owners who support one another and, most

importantly, are able to buy and sell among each other without spending cash. Instead, they use their very own community currency; Moxey dollars. The benefits are simple. They each earn new customers that they wouldn't have had and get to buy things they need w...

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Board Chair

Friends of BASIS Louisiana

Jul 2020 – Present · 8 mos

Friends of BASIS Louisiana is the property ownership and development entity supporting BASIS Baton Rouge and other Louisiana-based BASIS charter schools.

Board Member

BASIS Baton Rouge

Nov 2018 – Present · 2 yrs 4 mos

Baton Rouge, LA

Part of the BASISed national program, the BASIS Baton Rouge board provides leadership and governance to a growing network of BASIS charter schools in Baton Rouge.

Board Member

AMIkids - Baton Rouge

2001 – Present · 20 yrs

AMIkids works with troubled teenagers who have been expelled from multiple schools or are at extremely high risk of juvenile incarceration, providing intensive educational and counseling support that has proven successful at turning their lives around.

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Education

Louisiana State University, Paul M. Hebert Law Center

JD, Law

1990 – 1993

Activities and Societies: Chair of Code of Student Conduct Committee, member of National Moot Court team

Louisiana State University

B.A., Political Science

1985 – 1989

Activities and Societies: Honors Division, Union Ideas and Issues Committee

BR Chamber of Commerce Leadership Class of 2005